EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

FSD Pharma Inc. (the “Company”)

199 Bay St., Suite 4000

Toronto, ON M5L 1A9

Item 2: Date of Material Change

December 4, 2023.

Item 3: News Release

A news release was issued by the Company on December 5, 2023 via Accesswire. and filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

On December 4, 2023 (the “Effective Date”), the Company completed its previously announced non-brokered private placement and issued 24 class A multiple voting shares (“Class A Shares”) of the Company at a price of $1.90 per Class A Share for gross proceeds of $45.60 (the “Offering”).

Item 5.1: Full Description of Material Change

On November 27, 2023, the Company announced the Offering which was subsequently completed on the Effective Date.

All securities issued in connection with the Offering are subject to a four-month and a day hold period from the Effective Date in accordance with applicable Canadian securities laws. The Company intends to use the net proceeds from the Offering for general working capital purposes.

The subscribers that participated in the Offering were insiders under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and the participation by such insiders is considered a “related party transaction” within the meaning of MI 61-101. The participants were: Xorax Family Trust (“Xorax”), a trust of which Zeeshan Saeed, the Chief Executive Officer and Co-Chairman of FSD Pharma, is a beneficiary, and Fortius Research and Trading Corp. (“Fortius”), a corporation of which Anthony Durkacz, a director of the Company, is a director. Xorax and Fortius (together, the “Related Parties”) purchased all the Class A Shares issued pursuant to the Offering. The participation of the Related Parties in the Offering is as follows:

Name of Insider	Number of Class A Shares	Value of subscription	Number and percentage of Class A Shares held before Closing(1)	Number and percentage of Class A Shares held after Closing(2)	Total % of Undiluted Voting Rights held after Closing(3)
Xorax Family Trust	12	$22.80	24 (50%)	36 (50%)	17.54%(4)
Fortius Research and Trading Corp.	12	$22.80	24 (50%)	36 (50%)	16.98%(5)

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Notes:

(1)

Calculated on a non-diluted basis, inclusive of Class A Shares beneficially owned, controlled or directed, directly or indirectly, and based on 48 Class A Shares issued and outstanding prior to the closing of the Offering.

(2)

Calculated on a non-diluted basis, inclusive of Class A Shares beneficially owned, controlled, or directed, directly or indirectly, and based on 72 Class A issued and outstanding immediately following the closing of the Offering.

(3)

As of the Effective Date of the Offering, there are 72 Class A Shares issued and outstanding, with each Class A Share holding 276,660 votes at a meeting of shareholders. There were no class B subordinate voting shares (“Class B Shares”) issued pursuant to the Offering. Each Class B Share holds one (1) vote at a meeting of any shareholders. There are 39,376,723 Class B Shares issued and outstanding as of the date of this material change report.

(4)

Following the closing of the Offering, Xorax owns 36 Class A Shares and 441,031 Class B Shares representing 50% of the outstanding Class A Shares, 1.12% of the outstanding Class B Shares, and 17.54% of the voting rights attached to all of the Company's outstanding voting securities, calculated on an undiluted basis. Prior to the Offering, Xorax owned 24 Class A Shares and 441,031 Class B Shares, which represented 50% of the outstanding Class A Shares, 1.12% of the outstanding Class B Shares, and 13.45% of the voting rights attached to all of the Company's outstanding voting securities, calculated on an undiluted basis.

(5)

Following the closing of the Offering, Fortius owns 36 Class A Shares and 106,043 Class B Shares, representing 50% of the outstanding Class A Shares, 0.27% of the outstanding Class B Shares, and 16.98% of the voting rights attached to all of the Company's outstanding voting securities, calculated on an undiluted basis. Prior to the Offering, Fortius owned 24 Class A Shares and 106,043 Class B Shares, which represented 50% of the outstanding Class A Shares, 0.27% of the outstanding Class B Shares, and 12.81% of the voting rights attached to all of the Company's outstanding voting securities, calculated on an undiluted basis.

Zeeshan Saeed, who may be deemed to be a joint actor of Xorax, holds 1,800,115 Class B Shares and stock options to acquire up to 500,000 Class B Shares of the Company. Xorax, together with Mr. Saeed, have ownership and control over an aggregate of 36 Class A Shares, 2,241,146 Class B Shares, and stock options to acquire up to 500,000 Class B Shares, representing 50% of the outstanding Class A Shares, 5.69% of the outstanding Class B Shares, 6.87% of the outstanding Class B Shares on a partially diluted basis, assuming the exercise of the 500,000 stock options, and 20.58% of the voting rights attached to all of the Company’s outstanding voting securities.

Additionally, Anthony Durkacz, his spouse and First Republic Capital Corporation, who may be deemed to be joint actors of Fortius, together hold 1,390,793 Class B Shares, warrants to acquire up to 68,209 Class B Shares and stock options to acquire up to 500,000 Class B Shares of the Company. Fortius, together with Mr. Durkacz, his spouse and First Republic Capital Corporation, have ownership and control over an aggregate of 36 Class A Shares, 1,496,836 Class B Shares, warrants to acquire up to 68,209 Class B Shares and stock options to acquire up to 500,000 Class B Shares, representing 50% of the outstanding Class A Shares, 3.80% of the outstanding Class B Shares, 5.17% of the outstanding Class B Shares on a partially diluted basis, assuming the exercise of the 68,209 warrants and 500,000 stock options, and 19.32% of the voting rights attached to all of the Company’s outstanding voting securities.

In its consideration and approval of the Offering, the board of directors of the Company determined that the Offering was exempt from formal valuation and minority approval requirements of MI 61-101. The Company relied on the exemptions contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company's market capitalization (as determined under MI 61- 101). To the knowledge of the Company, directors, and senior officers of the Company, the Company has not conducted any formal valuations that relate to the Offering in the past 24 months before the date of this material change report.

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The board of directors of the Company deemed that the Offering was in the best interests of the Company and executed a board resolution approving the same on December 1, 2023. Zeeshan Saeed and Anthony Durkacz abstained from this vote with respect to their interest in the resolution, in accordance with section 132(5) of the Business Corporations Act (Ontario) (the “OBCA”). The directors of the Company approved the Offering by written resolution. In accordance with the OBCA, all the directors were required to sign the authorizing resolution in order for the Offering to be valid as if passed at a meeting of the directors of the Company, however, the signatures of each of the aforementioned insiders do not constitute a vote by the insider as a director to approve the

Offering. The Offering was unanimously approved by the directors of the Company entitled to vote thereon.

The Company did not file a material change report more than 21 days before the closing of the Offering as the details of the Offering, and the confirmation of insider participation in the Offering, was not definitively known to the Company until the date of the closing of the Offering and the board of directors determined that it was in the best interests of the Company to close the Offering as soon as practicable for business reasons.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Item 9: Date of Report

December 7, 2023

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